UQM TECHNOLOGIES INC.

4120 Specialty Place

Longmont, CO 80504

August 5, 2019

VIA EDGAR

Securities and Exchange Commission

Division of Corporate Finance

100 F Street N.W.

Washington, D.C. 20549

Re:	UQM Technologies, Inc. — Registration Statement on Form S-1, Registration No. 333-221657

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), UQM Technologies Inc. (the “Company”) hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of the Company’s proposed Registration Statement on Form S-1 (File No. 333-221657, together with all exhibits thereto, initially filed on November 17, 2017 as subsequently amended (collectively, the “Registration Statement”)).

The Company is seeking withdrawal of the Registration Statement because it is no longer pursuing this public offering of its common stock.  In particular, on August 2, 2019, the Company announced it had completed a merger agreement with Danfoss A/S, a private company headquartered in Denmark, pursuant to which Danfoss will purchase all outstanding shares of the Company’s common stock and intends to delist the Company from the NYSE American stock exchange. The Registration Statement has not been declared effective, and none of the Company’s securities have been sold pursuant to this Registration Statement.

The Company further requests that, in accordance with Rule 457(p) under the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

It is our understanding that this application for withdrawal of the Registration Statement will be deemed granted as of the date that it is filed with the Commission unless, within fifteen days after such date, the Company receives notice from the Commission that this application will not be granted.

Please direct any questions or comments regarding this correspondence to David I Rosenthal or Jeffrey K. Reeser Esq., Polsinelli PC, 1401 Lawrence Street, Suite 2300, Denver, CO 80220, facsimile number: 303-572-7883.

If you have any questions with respect to this matter, please contact Jeffrey K. Reeser of Polsinelli PC at: 303.256.2726.

Sincerely, UQM TECHNOLOGIES, INC.

/s/ David I. Rosenthal
David I. Rosenthal Secretary, Treasurer, and Chief Financial Officer